UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 15, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

NOTICE TO THE MARKET

TIM S.A. SECOND ISSUANCE OF DEBENTURES

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB) informs its shareholders and the market in general that, on the date hereof, the settlement of the 2nd issue of simple, non-convertible, unsecured debentures, in a single series ("Debentures"), carried out pursuant to CVM Instruction 476, of January 16, 2009, as amended ("CVM Instruction 476") and with the tax treatment set forth in article 2 of Law 12. 431, of June 24, 2011.

A total of 1,600,000 (one million, six hundred thousand) Debentures were issued, with a unit par value of R$ 1,000.00 (one thousand Reais), for a total amount of R$ 1,600,000,000.00 (one billion, six hundred million Reais) on the present date, maturing on June 15, 2028 ("Issuance").

The Debentures are part of the infrastructure project approved by the Ministry of Communications on April 22 (ministerial order 2447/2021), in the total amount of approximately 5.8 billion Reais. The funds raised through the Issue will be used to finance projects for the implementation, expansion and modernization of fixed and mobile networks in different technologies, including 5G, in order to differentiate TIM in quality and availability of services.

Another aspect is that the Debentures have a sustainable component that will allow their qualification as sustainability-linked, according to the principles established by the International Capital Markets Association.

The ESG (Environmental, Social and Governance) targets determined by the Issue have a relevant impact on society and the environment and are aligned with the Company's Strategic Plan, as follows

(i)	reach 100% (one hundred percent) of 4G presence in Brazilian municipalities by December 2023;
(ii)	increase by 80% (eighty percent) or more the Eco-efficiency (bit/joule) in data traffic by December 2025, compared to the base year of 2019.

The Debentures will be entitled to monetary adjustment based on the IPCA variation and remuneration interest corresponding to a surcharge of 4.1682% per year ("Remuneration Interest").If the ESG targets are met, the Remuneratory Interest will be automatically adjusted, according to a step-down mechanism of 0.125% p.a. per target, and may reach a maximum reduction of 0.25% p.a., as established in the indenture of the Issuance.

The Company also signed an interest rate swap contract linked to the present Issuance with the objective of hedging at a cost of CDI + 0.95% per year.

This release is exclusively informative, in accordance with the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as a sale and/or disclosure material of the Debentures.

In the form of applicable regulations and respecting the rules of conduct provided for therein, additional information on the Company, the Issuance and/or the proposed ESG targets will be made available in due course on the Company's Investor Relations website (http://ri.tim.com.br/).

Rio de Janeiro, June 15th, 2021.

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 15, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer